EXHIBIT 21.1

SUBSIDIARIES OF HOMEBANC CORP.

HomeBanc Corp. had the following subsidiaries as of the date of this Report:

NAME	JURISDICTION OF ORGANIZATION
1. HomeBanc Mortgage Corporation	Delaware

2. Abetterwayhome Corp.	Delaware

3. HomeBanc Funding Corp.	Delaware

4. HomeBanc Funding Corp. II	Delaware

5. HMB Acceptance Corp.	Delaware

6. Abetterwayhome Finance, LLC	Delaware

7. Abetterwayhome Finance, LLC II	Delaware

8. HomeBanc Title Partners*	Florida

*	HomeBanc Title Partners, LLC is a joint venture in which HomeBanc Corp. owns 85% and Security First Title Affiliates, Inc. owns 15%.